SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA YONGXIN PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16946Y108

(CUSIP Number)

Richardson & Patel LLP
Murdock Plaza
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
310.208.1182 (Tel)
310.208.1154 (Fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 16946Y108

1	NAME OF REPORTING PERSONS BOOM DAY INVESTMENTS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,399,998 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,399,998 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,399,998 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (2)
14	TYPE OF REPORTING PERSON* IN

(1)
These shares of the Issuer’s common stock (the “Shares”) are held directly by Boom Day Investments Ltd. (“Boom Day Investments”).  The reported securities include 5,400,000 Shares of common stock held by Boom Day Investments and 7,999,998 Shares of common stock converted from 1,333,333 shares of Series A Convertible Preferred Stock, which were each convertible into 6 shares of the Issuer’s common stock, upon the Company meeting certain required net income amounts for conversion for the fiscal years ending 2007 and 2008, held by Boom Day Investments.  Yongkui Liu, the sole director and sole shareholder of Boom Day Investments, has voting and investment control over the Shares owned by Boom Day Investments.

(2)	Calculations of percentages are based upon 57,348,923 shares of the Issuer’s common stock outstanding as of March 10, 2010.

Cusip No. 16946Y108

1	NAME OF REPORTING PERSONS YONGKUI LIU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,599,998 (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,599,998 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,599,998 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5% (4)
14	TYPE OF REPORTING PERSON* IN

(3)
Includes 13,399,998 Shares held directly by Boom Day Investments, over which Yongkui Liu, the sole director and sole shareholder of Boom Day Investments, has voting and investment control, and over which Yongmei Wang, the spouse of Yongkui Liu, may be deemed to have shared voting and investment control.  Also includes 1,200,000 Shares held by Perfect Sum Investments Ltd. (“Perfect Sum”), over which Yongkui Liu’s spouse, Yongmei Wang, the director and shareholder of Perfect Sum, has voting and investment control and over which Yongkui Liu may be deemed to have shared voting and investment control.

(4)	Calculations of percentages are based upon 57,348,923 shares of the Issuer’s common stock outstanding as of March 10, 2010.

Cusip No. 16946Y108

1	NAME OF REPORTING PERSONS YONGMEI WANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,599,998 (5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,599,998 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,599,998 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5% (6)
14	TYPE OF REPORTING PERSON* IN

(5)
Includes 13,399,998 Shares held directly by Boom Day Investments, over which Mr. Yongkui Liu, the sole director and sole shareholder of Boom Day Investments, has voting and investment control, and over which  Yongmei Wang, the spouse of Yongkui Liu, may be deemed to have shared voting and investment control.  Also includes 1,200,000 Shares held by Perfect Sum, over which Yongkui Liu’s spouse, Yongmei Wang, the director and shareholder of Perfect Sum, has voting and investment control and over which Yongkui Liu may be deemed to have shared voting and investment control.

(6)	Calculations of percentages are based upon 57,348,923 shares of the Issuer’s common stock outstanding as of March 10, 2010.

Cusip No. 16946Y108

ITEM 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of China Yongxin Pharmaceuticals Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is: 927 Canada Court, City of Industry, CA 91748.

ITEM 2.   Identity and Background

(a)           This Schedule 13D is being filed on behalf of: (i) Boom Day Investments Ltd., a company organized under the laws of the British Virgin Islands (“Boom Day Investments”); (ii) Yongkui Liu, sole director and sole shareholder of Boom Day Investments and a citizen of People’s Republic of China; and (iii) Yongmei Wang, the spouse of Yongkui Liu and director and shareholder of Perfect Sum Investments Ltd. (“Perfect Sum”).  The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)          The address for the Reporting Persons is: Unit 818, 8th Floor, China Insurance Group Building, No.73 Connaught Road Central, Hong Kong.

(c)          Boom Day Investments is in the business of acting as an investment holding company. Yongkui Liu is the sole director and sole shareholder of Yongkui Liu. The principal occupation of Yongkui Liu is Vice President of the Company. The principal occupation of Yongmei Wang is Vice President and Treasurer of the Company.

(d)          During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)          During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Boom Day Investments Ltd. is a company formed under the laws of the British Virgin Islands.  Both Yongkui Liu and Yongmei Wang are citizens of the People’s Republic of China (PRC).

ITEM 3.   Source of Amount of Funds or Other Compensation

The Reporting Persons acquired the reported securities as a result of a share exchange transaction. On December 21, 2006, Changchun Yongxin Dirui Medical Co., Ltd, a Chinese corporation ("Yongxin") and all of the shareholders of Yongxin (which included Boom Day Investments and Perfect Sum), entered into a share exchange transaction with the Company. On April 12, 2008, the Company entered into a second amended Share Exchange Agreement with Yongxin, effective November 16, 2007, in which the Company acquired from the original Yongxin shareholders, and Yongxin shareholders transferred to the Company, 80% of the equity interest of Yongxin in exchange for the issuance by the Company of an aggregate of 21,000,000 shares of newly issued common stock and 5,000,000 shares of Series A Convertible Preferred Stock to the original Yongxin shareholders and/or their designees (the “Share Exchange Transaction”). The Series A Convertible Preferred Stock is convertible over a 3 year period, into up to 30 million shares of common stock. For accounting purposes, this Share Exchange Transaction was accounted for as a reverse merger, since the original stockholders of Yongxin became the owners of a majority of the issued and outstanding shares of common stock of the Company, and the directors and executive officers of Yongxin became the directors and executive officers of the Company.

ITEM 4.   Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock in the above-described Share Exchange Transaction because Boom Day Investments and Perfect Sum were shareholders of Yongxin immediately prior to the share exchange. As discussed above, Yongkui Liu is the sole director and sole shareholder of Boom Day Investments and Yongmei Wang is the shareholder and director of Perfect Sum. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

Cusip No. 16946Y108

In their capacities as Vice Presidents of the Company, Yongxin Liu and Yongmei Wang may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5.   Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference. Applicable percentages are based upon 57,348,923 shares of common stock outstanding as of March 10, 2010.

(b)           The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 (and the accompanying footnotes thereto) of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference.

On January 25, 2010, the Company entered into a Subscription Agreement with certain accredited investors for the sale of convertible notes in the aggregate principal amount of $700,000 and warrants (which warrants become exercisable on certain events). The Company’s obligations under the notes are guaranteed by Misala Holdings Inc., Perfect Sum Investment Ltd., a BVI company controlled by Ms. Yongmei Wang, and Boom Day Investments, Ltd., a BVI company controlled by Mr. Yongkui Liu (together, the “Management Shareholders”) under a limited recourse guaranty which is secured by a pledge by the Management Shareholders of the 26,599,998 shares of the Company’s common stock received by the Management Shareholders in the Share Exchange Transaction.

 ITEM 7.    Material to be Filed as Exhibits

(1)
Exchange Agreement by and between Digital Learning Management Corporation and Changchun Yongxin Dirui Medical Co., Ltd dated December 21, 2006 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 28, 2006).

(2)
First Amendment to Share Exchange Agreement, dated as of June 15, 2007, by and among Digital Learning Management Corporation, Chanchun Yongxin Dirui Medical Co., Ltd. (“Yongxin”) and the stockholders of Yongxin (incorporated by reference to Exhibit B to the Definitive Proxy Statement on Schedule 14A filed with the SEC on September 14, 2007)

Cusip No. 16946Y108

(3)
Second Amendment to the Share Exchange Agreement, dated as of April 12, 2008,and effective as of November 16, 2007, by and among Nutradyne Group, Inc., Chanchun Yongxin Dirui Medical Co., Ltd. (“Yongxin”) and the stockholders of Yongxin (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 15, 2008)

(4)	Form of Stock Pledge Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on January 26, 2010)

(5)	Joint Filing Agreement between Boom Day Investments Ltd, Yongkui Liu and Yongmei Wang (filed herewith).

Cusip No. 16946Y108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2010		BOOM DAY INVESTMENTS LTD.,
a British Virgin Islands company

	By:	/s/ Yongkui Liu
Yongkui Liu
Director

Dated: March 12, 2010		/s/ Yongkui Liu
Yongkui Liu, an individual

Dated: March 12, 2010		/s/ Yongmei Wang
Yongmei Wang, an individual

Cusip No. 16946Y108

EXHIBIT 4

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: March 12, 2010		BOOM DAY INVESTMENTS LTD.,
a British Virgin Islands company

	By:	/s/ Yongkui Liu
Yongkui Liu
Director

Dated: March 12, 2010		/s/ Yongkui Liu
Yongkui Liu, an individual

Dated: March 12, 2010		/s/ Yongmei Wang
Yongmei Wang, an individual